UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55422

MIX 1 LIFE, INC.
(Exact name of registrant as specified in its charter)

7701 East Gray Road Suite 102 Scottsdale, Arizona 85260 (702) 582-2135
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value (Title of each class of securities covered by this Form)

None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place and X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of records as of the certification or notice date: 176

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 6, 2018	By:	/s/ Steve Staehr
	Name:	Steve Staehr
	Title:	Chief Executive Officer